AUSTRAL PACIFIC ENERGY LTD.

Annual Information Form
Fiscal Year Ended 31 December 2006

Dated March 30, 2007

TABLE OF CONTENTS

TERMINOLOGY/CONVENTIONS	3
ABBREVIATIONS	3
CONVERSION	3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
CORPORATE STRUCTURE	5
GENERAL DEVELOPMENT OF THE BUSINESS	7
DESCRIPTION OF THE BUSINESS	8
RISK FACTORS	14
DESCRIPTION OF CAPITAL STRUCTURE	20
MARKET FOR SHARES	20
DIRECTORS AND OFFICERS	21
TRANSFER AGENT AND REGISTRAR	23
MATERIAL CONTRACTS	24
INTERESTS OF EXPERTS	25
ADDITIONAL INFORMATION	25

TERMINOLOGY/CONVENTIONS

Austral Pacific Energy Ltd. (the “Company”) conducts its operations directly and through subsidiaries. The term “Austral Pacific” as used herein refers, unless the context otherwise requires, to the Company and its consolidated subsidiaries.

Unless otherwise indicated, references herein to “$” or dollars are to United States dollars. Where currency conversions are required the following rates have been used:

As at December 31, 2006:
: US dollars to Canadian dollars:	US$1=CAD$1.1664
: US dollars to New Zealand dollars:	US$1=NZ$1.4184

Average for the year ended December 31, 2006:
: US dollars to Canadian dollars:	US$1=CAD$1.1313
: US dollars to New Zealand dollars:	US$1=NZ$1.5406

ABBREVIATIONS

	Oil and Natural Gas Liquids		Natural Gas

Bbl	Barrel	Bcf	billion cubic feet
Bbls	Barrels	GJ	Gigajoule
Boe	Barrels of oil equivalent (see note below)	Mcf	thousand cubic feet
Bpd	barrels per day	Mmcf	million cubic feet
Mbs	thousand barrels	Mcf/d	thousand cubic feet per day
MMbs	million barrels	MMcf/d	million cubic feet per day
MMstb	million stock tank barrels	MMBTU	million British Thermal Units
Mstb	1,000 stock tank barrels
NGLs	natural gas liquids

Other

AMEX	American Stock Exchange
NZSX	New Zealand Stock Exchange
PEP	Petroleum Exploration Permit, as issued by the New Zealand government
PMP	Petroleum Mining Permit, as issued by the New Zealand government
TD	target depth
TSX-V	TSX Venture Exchange

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units)

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

The Company has adopted the standard measure of 6 mcf:1 boe when converting natural gas to barrels of oil equivalent. Boe may be misleading, particularly if used in isolation. A boe conversion ration of 6 mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form includes statements that may be deemed to be “forward-looking statements” within the meaning of applicable legislation. Other than statements of historical fact, all statements in this Form addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes that the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions, including, but not limited to, the risks and uncertainties identified under the subheading “Risk Factors” in this Form.

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas reserve information contained in this Annual Information Form has been prepared and presented in accordance with National Instrument 51-101 Standard of Disclosure for Oil and Gas Activities (“NI 51-101”). The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this Annual Information Form. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.

CORPORATE STRUCTURE

Incorporation and Organisation

The Company’s legal and commercial name is Austral Pacific Energy Ltd. It changed its legal name to: “Austral Pacific Energy Ltd.” from “Indo-Pacific Energy Ltd.”, on December 31, 2003.

The Company was incorporated on July 31, 1979 under the name Pryme Energy Resources Ltd. under the Company Act (British Columbia, Canada), and has operated continuously since that time. The Company is domiciled in British Columbia, Canada, and operates as a corporation under the Business Corporations Act (British Columbia) which replaced the Company Act (British Columbia) in 2004. The Company had been continued out of British Columbia into the jurisdiction of the Yukon in Canada on September 25, 1997, and operated under the Business Corporations Act (Yukon) from that time. In early 2006, the Board of Directors of the Company resolved to propose the return of the Company’s incorporation to British Columbia to the annual meeting of shareholders in May 2006. At that meeting, on May 2, 2006, the proposal to return the Company’s incorporation to British Columbia, which included the adoption of new Articles and the authorization of a class of preferred shares, was approved. In September 2006, the Board of Directors resolved to implement the proposal and on October 16, 2006 the Company was continued out of the jurisdiction of the Yukon Territory and into British Columbia.

The continuation to British Columbia included the adoption of new Articles of the Company, as approved by the shareholders at the annual and special meeting held on May 2, 2006. Notice of Articles was filed with the British Columbia Registrar of Companies in September 2006, and such Articles are the primary charter document of the Company. The differences between the Company’s Bylaws under Yukon law, and the new Articles were set out in the Management Proxy Circular distributed in relation to the shareholders’ meeting noted above. Both the Circular and the Company’s new Articles are incorporated reference into this Annual Information Form and have been filed on and are available for download from www.sedar.com.

The Company’s registered office is care of its British Columbia attorneys:

Lang Michener LLP
1500 Royal Centre, 1055 West Georgia Street
Vancouver, V6E 4N7
CANADA

Its principal business offices are at:

Level 3, 40 Johnston Street
Wellington 6145
NEW ZEALAND
Telephone Number: (644) 495 0888

Intercorporate Relationships

The Company is the parent company of and conducts all its operations through the following companies:

Subsidiary Companies	Jurisdiction of Incorporation	Business of Subsidiary	% of Ownership & Voting Power
Source Rock Holdings Limited	New Zealand	Holding company	100%
Austral Pacific Energy (NZ) Limited	New Zealand	Oil and gas exploration and development	100%
Millennium Oil & Gas Limited	New Zealand	Oil and gas exploration and development	100%
Rata Energy Limited	New Zealand	Oil and gas exploration and development	100%
Totara Energy Limited	New Zealand	Non trading company	100%
Kanuka Energy Limited	New Zealand	Oil and gas exploration and production	100%
Arrowhead Energy Limited (1)	New Zealand	Oil and gas exploration and production	100%
Odyssey International Pty Limited	Australia	Non trading company	100%
Indo-Pacific Energy Australia Pty Limited	Australia	Non trading company	100%
Trans-Orient Petroleum (Aust) Pty Limited	Australia	Non trading company	100%
ZOCA 96-16 Pty Limited	Australia	Non trading company	100%
Austral Pacific Energy (PNG) Limited (2)	Papua New Guinea	Oil and gas exploration and development	100%

Other:
Coral Sea Drilling Limited	Papua New Guinea	Non trading company	35%

(1)	Acquisition completed December 22, 2006.
(2)	Name changed from Trans-Orient Petroleum (PNG) Limited on November 16, 2006.

GENERAL DEVELOPMENT OF THE BUSINESS

Austral Pacific Energy Ltd. and its subsidiaries are actively involved in the exploration for, and development, production and acquisition of, natural gas and petroleum interests in New Zealand and Papua New Guinea. The Company achieved a small amount of gas and condensate production from the Kahili discovery in 2004, however all Kahili reserves were written off in 2004, based on an independent report by Sproule International Limited. There has been no further production from the Kahili field since this time. In 2005 the Company recognised proved reserves in respect to the Cheal oil field discovery. As at April 30, 2005, an independent assessment by Sproule International Limited assigned 1.51 million barrels of Proven Developed and Undeveloped Oil Reserves to the Cheal Field. The December 2005 updated Sproule report, following extended production testing, assigned a gross 1.59 million barrels of Proven Developed and Undeveloped reserves to the Cheal field (Company share 0.58 million barrels in 2005; Company share has increased in 2006 (see below)). This report was further updated as at December 31, 2006, assigning total Proven Reserves of 1.643 million barrels (Company share 1.142 million barrels). Such updated report is filed on, and is available for download from, www.sedar.com.

The April 2005 Sproule report also summarized the resource potential of the Cardiff structure, but as hydrocarbons had not at that time, nor as at December 31, 2006, been flow-tested from Cardiff-2A in a controlled and sustained manner, no reserves have been assigned to Cardiff.

The Company’s portfolio and financial position has changed in several material aspects in 2006:

As noted above, in October 2006 the Company was continued out of the jurisdiction of the Yukon Territory and into British Columbia.

In December 2006, the Company secured a $23 million loan facility for a term of 4 years at commercial lending rates. The loan is arranged and underwritten by Investec Bank (Australia) Limited. The principal purposes of the loan facility were to fund the acquisition of Arrowhead Energy Limited (described below) and to meet ongoing costs associated with the development of the Cheal field. Under the loan agreement, the Company issued to Invested 2.5 million common share purchase warrants. The warrants are exercisable for 24 months at a price of $2.11 per common share. As at the date of this report, none of the 2.5 million warrants have been exercised.

In October 2006, the Company signed an agreement to acquire all of the shares of Arrowhead Energy Limited, a privately held New Zealand-incorporated company with interests in the permits over the Cheal and Kahili fields, in which the Company also holds interests. This transaction was settled on December 22, 2006. The net consideration for the transaction was $11 million. This was a significant acquisition for the Company, and a Form 51-102F4 – Business Acquisition Report was filed on www.sedar.com on 6 March 2007.

On October 18, 2006, the Company raised $6.5 million by the issue of 5,007,000 shares at $1.30 each in a share placement. The principal purpose of the placement to fund the initial payment for the acquisition of Arrowhead Energy Limited, but also raised additional funds to be used for development of the Cheal field. A significant proportion of this financing was placed with related parties.

The Cheal and Cardiff fields, and surrounding acreage, were further assessed by a 3D seismic survey. The survey results will inform much of the 2007 work programme in both fields. They were initially used to determine Cheal development well targets.

Development of the Cheal field (of which Austral now holds a 69.5% interest, partly through Arrowhead Energy Ltd) commenced in July 2006. This construction programme is proceeding as planned, with first permanent production now due to commence late Q2 2007. Simultaneous production from testing operations continued until December 2006. Drilling of further development wells and completions of existing wells occurred during Q4 2006 and Q1 2007.

Some flow testing of Cardiff-2 was undertaken, but results were inconclusive. Additional desk-top and simulation studies have been undertaken during 2006.

A number of minor New Zealand permits were surrendered or assigned to continuing parties, after a rigorous analysis of the Company’s prospects inventory and forward plans.

The Douglas-1 exploration well in PPL 235 in Papua New Guinea (in which Austral Pacific holds a 35% interest and was the operator) was drilled during Q2 2006, using a purpose-built heli-transportable drilling rig purchased by the joint venture. The well was determined to be a gas discovery and suspended while further studies and analysis was undertaken. In August 2006, operatorship of the licence was transferred to the Company’s other joint venture participant, Rift Oil plc, under the terms of the original farm-out agreement between the parties. A seismic survey was completed in Q4 2006. Negotiations are now ongoing to obtain and assess commercialisation options. A Memorandum of Understanding was signed in March 2007 to evaluate a proposal to supply gas to an Australian company via a pipeline.

The Company drilled Ratanui-1 in February 2007. Although the target Mt Messenger and Upper Moki Formation sands were intersected over several intervals in the well, wireline log interpretation and associated seismic mapping did not indicate economic hydrocarbons. As a result, Ratanui-1 was plugged and abandoned.

In March 2007, the Company was granted PEP 38524 in the southern offshore Taranaki Basin. PEP 38524 is located immediately west and north of D’Urville Island and covers an area of 2,187 square kilometres. The first stage of the work programme requires Austral Pacific to undertake seismic reprocessing, acquire aeromagnetic data and complete either a 2D or 3D seismic survey by 1 April 2008. The Company holds 100% of the permit.

As at the date of this report, the Company is progressing a private placement of approximately 2.5 million shares at a price of $1.30 per share.

Information on developments in previous years can be found in the Company’s most recent Annual Report to the United States’ Securities and Exchange Commission on Form 20-F for the year ended December 31, 2005, available from the SEDAR website at www.sedar.com

During 2007 the Company anticipates progressing the following programmes:

•	completion of the Field Development for the Cheal field;

•	drilling of Kahili-2 in Q3 2007, which if successful is expected to generate immediate revenues, as [production facilities are already on-site;

•	determination of forward plans for the Cardiff field;

•	assessment and implementation of commercialisation options for the Douglas gas discovery in Papua New Guinea;

•	subject to governmental approval of PRL 4 renewal, implementation of commercialisation options for the Stanley gas discovery in Papua New Guinea

•	continuation of an exploration programme in Taranaki and PNG and undertake rigorous studies to mature, and high grade other high impact, drillable prospects in the portfolio.

A number of these programmes have not yet received joint venture or governmental approval and may not necessarily proceed. Also, depending upon the outcomes of some of these programmes, different decisions may be reached to vary work programmes, modify or abandon them altogether.

DESCRIPTION OF THE BUSINESS

General

The Company’s strategy to achieve growth is to acquire and invest in oil and gas properties throughout Australasia, with a particular emphasis on New Zealand’s onshore Taranaki Basin, and merging with or acquiring suitable targets if the opportunity arises. Austral believes that it has developed a highly effective network of influential industry, political and institutional relationships. This enables Austral to gain access to a wide variety of new oil and gas business opportunities and can provide Austral with the competitive capability necessary to generate the future growth potential for the Company.

Austral has acquired a range of exploration interests, however Austral’s exploration strategy is to continue to focus on minimizing financial exposure of the Company to this type of investment, through effective property portfolio management techniques including industry farm outs and judicious acquisitions and relinquishments.

Management of Austral has industry experience in many international producing areas and has the capability to expand the scope of the Company’s activities as opportunities arise. Austral seeks to select opportunities that will promote value creation within the Company. In reviewing potential property acquisitions, management considers the qualitative aspects of the subject properties including risk profile, technical upside, potential reserve life and asset quality.

Specialised Skill and Knowledge

The success of the Company largely depends upon the performance of its key employees and on the advice and project management skills of various consulting geologists, geophysicists and engineers retained by the Company from time to time. Although there are other personnel available in the sector who could replace Company explorationists, there is likely to be some difficulty in finding immediate replacements of suitable calibre.

Competitive Conditions

The oil and gas industry is highly competitive. The Company’s competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Company.

The Company actively competes for prospect acquisitions, exploration permits and licences, and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than the Company. The Company’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

Certain of the Company’s customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect the Company’s ability to sell or supply oil or gas to these customers in the future. The Company’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

The Company strives to be competitive by utilising current technologies to enhance exploitation, development and operational activities.

Economic Dependence

The Company is negotiating to secure oil sales contracts for production from the Cheal field. The planned arrangement will be a “whole field” contract, and as the only production contract for the Company, the Company’s revenue will substantially depend on such a contract, and there can be no assurance that production from other fields will develop.

Foreign Operations

Austral’s operations and related assets are located in New Zealand and Papua New Guinea. Papua New Guinea, in particular, may be considered to be a developing country and hence has a higher risk than New Zealand of becoming politically and/or economically unstable or which could become politically and economically unstable in the future. Such instability is outside the Company’s control. Exploration or development activities in politically or economically unstable countries may require protracted negotiations with host governments, national oil companies and third parties and are frequently subject to economic and political considerations, such as taxation, nationalisation, expropriation, inflation, currency fluctuations, increased regulation and approval requirements, governmental regulation and the risk of actions by terrorist or insurgent groups, any of which could adversely affect the economics of exploration or development projects.

Business Cycle and Seasonality

The Company’s business is generally not seasonal, although its revenues are generally reliant on international oil prices and local gas prices in New Zealand. Oil prices do vary in line with international prices, for which there have been, in past years, seasonal highs in the summer months (for the “US driving season”) and in the winter months (for the northern hemisphere heating oil season).

Gas is sold under long term contract therefore gas prices are determined at the outset of the contract and generally only increase by application of an inflation adjustment formula independent of any seasonality factors.

Environmental Risks

The Company is pro-active in its approach to environmental concerns. Procedures are in place to ensure care is taken in the day-to-day management of the Company’s oil and gas properties.

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of local and international conventions and laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. Exploration legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.

Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Company to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company’s financial condition, results of operations or prospects.

The Company is not aware of present material liability related to environmental matters. However, it may, in the future, be subject to liability for environmental offences of which it is presently unaware.

Employees

As of December 31, 2006, the Company employed 14 people in permanent full time positions, and seven part-time or on a temporary basis, in its Wellington, New Zealand office, and one part-time in New Plymouth, New Zealand. The persons employed in the Wellington office are occupied with technical management and support, company and joint venture accounting, financial reporting, and office and company management. Branch offices employ operational supervisory staff. The Company also has a number of consultants who are contracted for particular projects or on-site work.

Principal Properties

The following key activities were carried out during the year ended December 31, 2006:

Cheal Field

Extended production testing of the Cheal wells using temporary test production facilities, which had ceased in December 2005, re-commenced on July 25, 2006. During 2006, a total of 28,352 barrels of oil (100%) was produced. The oil was transported to the Waihapa Production Station where it was sold to Swift Energy; the gas produced in association with crude oil production was used to generate electricity for on-site use or export.

The development of the Cheal oil field was planned, submitted to and approved by the joint venture participants. An application for a mining permit over the field was submitted to and approved by Crown Minerals. Upon approval of the development plan, and grant of the mining permit (PMP 38156) development of the Cheal oil field commenced.

The plan includes the construction of production facilities having an initial capacity of 2,000 barrels of oil per day and 3 million cubic feet of gas per day located at the Cheal A site, receiving, processing and handling raw production from up to nine development wells located at both the existing Cheal A site and from a second site, Cheal B, located a kilometre or so to the north. Engineering optimisation and design of the facilities allow capacity to be increased in the future should this be required.

The Petroleum Mining Permit (PMP 38156) covering the Cheal oil field was granted on July 26, 2006 for an initial term of 10 years. There is a right to extend the term of the mining permit following delineation of further reserves.

Development of the northern portion of the field from the Cheal B site commenced with four wells having been drilled by end 2006, three of which were completed as producers in early 2007.

The fourth well, Cheal B4, was an exploration well targeting Moki, Mt Messenger and Urenui sandstones to the north west of the field’s bounding fault. The well confirmed the presence of hydrocarbon charge outside the currently recognised limits of the field at the two upper levels, increasing confidence in the resource potential of the north western extension of the Cheal Oil Field.

Construction of the production facilities is expected to be mechanically complete in the second quarter of 2007. Negotiation of the commercial arrangements for the transportation, processing and sale of both crude oil and gas production are underway. Full production of approximately 1,900 barrels per day (100%) is expected to be achieved in Q3, 2007.

Kahili

Production from the Tariki sandstone in the Kahili field, located in PMP38153, has been suspended since November 2004. Infill seismic data suggests that Kahili contains considerable updip potential and to be tested by drilling a new well, Kahili 2, in the third quarter of 2007.

The Company increased its interest in the Kahili field in Q1 2006 by purchasing 15% from Tap New Zealand and in Q4 2006 a further 25% was acquired through the share purchase of Arrowhead Energy Limited, leading to a total holding of 85% by year end.

Cardiff

A series of flow and pressure build-up tests on the McKee sandstone formation in the Cardiff 2A well conducted in the second quarter of 2006 indicated an improvement in well productivity. This was reflected in flow rates which have at times exceeded three million cubic feet per day of gas and 100 barrels per day of light oil and condensate.

On the basis that commerciality had been demonstrated from the test of the McKee zone, the grant of PMP 38156 also included the Cardiff field.

The next step is to secure a definitive test of the bottom zone, the K3E reservoir interval. In preparation for this, the joint venture participants have requested specialist fracture technology advice which, combined with the results of the in-house reservoir simulation studies which have been undertaken, will enable them to determine the optimum testing programme for the K3E interval.

Stanley

Plans to commercialise the hitherto stranded Stanley gas resource located in Petroleum Retention Lease (“PRL”) 4 in Papua New Guinea are being pursued.

The Stanley-1 well was drilled in 2001.The interpretation of the wireline logs indicated a gas column of 10 metres in the Toro sandstone formation between 3125 metres and 3135 metres. The well was suspended without being flow-tested, given the absence of a readily identifiable market for the gas at that time.

We are currently assessing the technical and commercial viability of producing and selling Stanley gas for power generation in the Western Province of Papua New Guinea with the Ok Tedi copper mine, located some 90 kilometres from the Stanley gas field, being the principal customer.

PRL 4 is due for renewal, but delays have occurred in this process. The Company remains committed to the potential of this area, and is vigorously pursuing renewal.

Douglas

The Douglas-1 exploration well in PPL 235, which tested a large, seismically defined structure in the foreland area of the proven productive Papuan Basin, was drilled in the second quarter of 2006. The well reached a total depth of 1978 metres (6340 feet). Wireline logs indicated that the well intersected two gas bearing columns, the first in the Alene sand and the second in the Toro sand. The excellent results obtained from the drilling record, wireline logs and in particular from the Multi-Formation Tester, indicated that there are two reservoirs of sweet gas with good deliverability and likely moderate condensate content.

The drilling and wireline logging results have been fully evaluated and the conclusion drawn is that the Douglas well appears to be an exciting gas discovery with a significant gas resource of potentially several hundred billion cubic feet contained in a large structure with a maximum area of over 40 square kilometres. The discovery is also expected to serve to lower the exploration risk for other identified prospects and leads in the licence.

In the second half of 2006, Upstream Petroleum were engaged to undertake a pre-feasibility study designed to evaluate the options for commercialising the Douglas gas discovery in Papua New Guinea. Austral Pacific has a 35% interest in PPL 235.

The results of the study were received and reviewed in December 2006. The study discusses a range of technologies for commercialising the Douglas gas discovery, and identifies several potentially economically viable options. Two of these options, a major longer term markets and another smaller scale but more immediate commercialisation opportunity, are now being actively pursued. A Memorandum of Understanding was signed in March 2007 to evaluate a proposal to supply gas to an Australian company via pipeline.

Exploration

New Zealand

The Company participated in the Heaphy-1 exploration well in onshore Taranaki, New Zealand during the first quarter of 2006. The well was drilled to a depth of 1,450m (4,760 feet) and encountered good reservoir quality sandstones at the predicted target levels. However, due to the absence of any significant hydrocarbon indications, the decision was made to plug and abandon the well.

A 3D seismic survey was conducted over the Cheal and Cardiff discoveries. The results of the survey are being used to determine bottom hole locations for the Cheal development wells and will be used to optimize the drilling and testing plan at Cardiff.

A survey to acquire 483 kilometres of 2D seismic within the offshore Canterbury permit PEP38258 was undertaken in the second quarter. The data has been processed and interpreted. The prospectivity within the permit, particularly that of the Whaler prospect, was assessed using the results of the survey together with the results of the nearby, unsuccessful Cutter exploration well drilled in late 2006. The results were not as promising as originally anticipated, and the Company surrendered this permit in early 2007.

Papua New Guinea

Following up on the Douglas well, a 2D seismic survey was undertaken within PPL 235. The data acquired confirmed drilling locations on the northern sector of the Douglas Gas Field and has also identified the nearby Puk Puk prospect as being a valid exploration drilling target of good size. Further specialised seismic processing is now being conducted to identify if it can be used to predict the presence of hydrocarbons in reservoir elsewhere on Douglas and in the Puk Puk prospect, as was the case at the Douglas-1 well.

The Company operated this permit during the drilling phase, but transferred operatorship to its joint venture participant, Rift Oil plc (65% interest), in Q3 2006, pursuant to the original farm-in deal with Rift. A new permit, PPL 261, adjacent to the PPL 235 area, in which Austral Pacific holds a 50% interest with Rift, was awarded in late 2006.

At December 31, 2006, the Company held interests in permits as follows:

%
New Zealand
*PMP 38153 – Mining (Kahili) [1,3]	85.00
*PMP 38156 Shallow – Mining (Cheal) [2,3]	69.50
*PMP 38156 Deep – Mining (Cardiff) [2]	25.10
*PEP 38258 – Exploration [7]	75.00
*PEP 38738-01 – Exploration (Shallow) [3]	69.50
*PEP 38738-02 – Exploration (Deep)	25.10
*PEP 38741 – Exploration [1]	55.00
PEP 38744 – Exploration [1,5]	0.00
PEP 38745 – Exploration [1]	16.67
*PEP 38746 – Exploration [1]	83.33
*PEP 38748 – Exploration [1]	66.66
*PEP 38753 – Exploration [5]	0.00
*PEP 38765 – Exploration [1]	61.67
PEP 38766 – Exploration [1,7]	66.66
Papua New Guinea
PPL 235 – Exploration (Douglas)	35.00
PPL 261 – Exploration [4]	50.00
*PRL 4 – Retention (Stanley) [6]	28.92
PRL 5 – Retention [6]	10.712

(1)	Due to an assignment of interest by one party, the Company increased/obtained its percentage interest, effective March 2006.

(2)	A new permit was granted to the Company, effective July 2006.

(3)	Due to the acquisition of Arrowhead Energy Ltd in December 2006, the Company increased its percentage interest effective from December 2006.

(4)	A new permit was granted to the Company, effective November 2006.

(5)	The Company withdrew from the permit, effective August 2006. At balance date, the withdrawal remains subject to finalization of documentation.

(6)	Numerous small events led to an overall increase in the Company’s percentage interest during 2006.

(7)	The Company surrendered its interest, effective February 2007.

* Company was Operator as at December 31, 2006

Reserves

The Company’s report in the form of:

-	Form 51-101F1, Statement of Reserves Data and Other Oil and Gas Information;

-	Form 51-101F2 Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor and;

-	Form 51-101F3 Report of Management and Directors on Oil and Gas Disclosure

are incorporated by reference in this Annual Information Form. A copy of the foregoing documents may be obtained upon request from the Company and are also available on the SEDAR website at www.sedar.com.

RISK FACTORS

The common shares of the Company must be considered to be a speculative investment due to a number of factors primarily related to the Company’s involvement in the exploration, development and production of oil and natural gas, and its present stage of development. Its long term goal is to maximise capital appreciation of the Company’s common shares to reflect management’s perceived value of its existing assets and potential resources not yet discovered. However, there can be no assurance that the Company’s shares will increase in value. The following risk factors should be considered. The order of seriousness and likelihood of occurrence is a subjective assessment and the order in which they are presented should only be considered representative.

Exploration, Development and Production Risks

The Company’s principal long term objective is to grow the Company into an oil and gas exploration, development and production company, with internally generated oil and gas sales revenues sufficient to maintain a selective grass roots exploration program to augment and replace produced reserves. The Company seeks additional reserves and production growth through carefully considered acquisitions of additional oil and gas properties. The long term commercial success of the Company depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves.

The Company’s future oil and natural gas reserves, production and cash flows to be derived therefrom are highly dependent on the Company’s success in exploiting its current reserve base and acquiring or discovering additional reserves. Without the addition of reserves through exploration, acquisition or development activities, the Company’s reserves and production will decline over time as reserves are exploited. A future increase in the Company’s reserves will depend not only on the Company’s ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects. There is no assurance that the Company’s future exploration and development efforts will result in the discovery or development of additional commercial accumulations of oil and natural gas.

No assurance can be given that the Company will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Company may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. Geological conditions are variable and of limited predictability. Even if production is commenced from a well or field, production will inevitably decline over the course of time, reducing the operating profitability of the enterprise and eventually causing its termination.

The amounts attributed to properties in the Company’s financial statements represent acquisition and exploration expenditures only, and should not be taken to in any way reflect realizable value.

Operating Hazards

Drilling hazards can greatly increase the cost of operations and various field operating conditions may adversely affect the production from successful wells. These conditions include, but are not limited to, delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills, premature decline of reservoirs, the invasion of water into producing formations, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates and recoveries over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect the long term continuity of revenue and cash flow levels to varying degrees.

Environmental Liabilities

See the disclosures under the section “Description of the Business – Environmental Risks” of this Form.

Oil and Natural Gas Markets

The operations and earnings of the Company and its subsidiaries are also affected by local, regional and global events or conditions that affect supply and demand for oil and natural gas. These events or conditions are generally not predictable and include, among other things, the development of new supply sources; supply disruptions; weather; international political events; technological advances; restricted access to infrastructure (pipelines, storage, shipping or load-out facilities, etc), and the competitiveness of alternative energy sources or product substitutes.

Both oil and natural gas prices are unstable and are subject to fluctuation. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes produced by the Company. Any material decline in prices could result in a reduction of the Company’s net production revenue. The Company might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in the Company’s net production revenue causing a reduction in its oil and gas acquisition and development activities.

The Company has established a policy to partially hedge the effect of fluctuating oil and natural gas prices, in order to fix the price that the Company will receive on a portion of its production for a specified period of time.

Funding Requirements

Oil exploration involves a high degree of technical and commercial risk and is characterized by a continuous need for fresh capital. The Company seeks to minimize and spread this risk by joint-venturing oil exploration projects with other companies and participating in properties exhibiting a range of risk profiles to reduce its cost exposure to any one project. The development of any reserves found on the Company’s exploration properties may depend upon the Company’s ability to obtain further financing through joint venturing of projects, debt financing or equity financing.

There is no assurance that market conditions will continue to permit the Company to raise funds if required, or that the Company will be able to enter into agreements with third parties to fund permit obligations, or be able to renegotiate such obligations. If the Company is unable to fund the obligations by share issues or farmout agreements or to renegotiate them, the Company may be unable to carry out its plan of operations and may be forced to abandon some of its permit interests. The Company faces competition from other oil companies for oil and gas properties and investor dollars.

If the Company’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements. If the Company is unable to fund its permit obligations by share issues or farm-out agreements or to renegotiate such obligations, the Company may be unable to carry out its plan of operations and may be forced to abandon or forfeit some of its permit interests, or reduce or terminate its operations.

Competition

The international petroleum industry is competitive in all its phases. The Company competes with numerous other participants in the search for oil and gas, the acquisition of oil and gas properties, the marketing of oil and natural gas, access to equipment for exploration and infrastructure for production disposal, and in obtaining skilled industry personnel. The Company’s competitors include oil and gas companies which have greater financial resources, staff and facilities than the Company.

Certain of the Company’s customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect the Company’s ability to sell or supply oil or gas to these customers in the future. The Company’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Reliance on Operators and Key Employees

To the extent the Company is not the operator of its oil and gas properties, the Company depends on such operators for the timing of activities related to such properties and may be largely unable to direct or control the activities of the operators, except through joint venture participation and voting.

In addition, the success of the Company largely depends upon the performance of its key employees and on the advice and project management skills of various consulting geologists, geophysicists and engineers retained by the Company from time to time. Although there are other personnel available in the sector who could replace Company explorationists, there is likely to be some difficulty in finding immediate replacements of suitable calibre.

Uncertainty of Reserves Figures

Estimates of production expenditures, revenues and reserves will likely vary from actual, and these variances may be material. Estimates of oil and gas reserves are interpreted from geological, petrophysical and reservoir engineering data. Such interpretations are inherently uncertain, as are the projections of future rates of production and timing of development expenditures. The accuracy of the reserves estimates is a function of the quality of available data, engineering and geological interpretation and judgment. Factors such as historical production from the area compared with production from other producing areas, assumed effects of governmental regulations, assumptions of future oil and gas prices, future operating costs, development costs and remedial and workover costs, will affect the estimates of economically recoverable quantities and of future net cash flow. Any significant variance in the assumptions could materially affect the estimated quantity and value of reserves.

No Assurance of Earnings

The Company currently has one oil and gas property nearing the production stage. The Company has an accumulated deficit from its historical operating results and there is no assurance that the business of the Company will continue to be profitable. The Company cannot guarantee that it will continue generating revenues in the future. A failure to generate revenues may cause the Company to eventually go out of business. The Company has not paid dividends at any time in its history to date and there is no assurance that the Company will pay a dividend at any time in the future.

Risks Relating to Papua New Guinea

Some of the Company’s oil and gas interests are located in Papua New Guinea, a developing country which has historically experienced minor periods of civil unrest and political and economic instability. Oil and gas exploration and development activities in this jurisdiction may be affected in varying degrees by political instability, government regulations relating to the oil and gas industry and foreign investors, and the policies of other countries in respect of Papua New Guinea. Exploration or development activities in Papua New Guinea may require protracted negotiations with local and national governments, companies and third parties and may be subject to economic and political considerations, such as taxation, nationalisation, expropriation, inflation, currency fluctuations, increased regulation and approval requirements, governmental regulation and the risk of actions by lawless factions, any of which could adversely affect the economics of exploration or development projects.

Any changes in regulations or shifts in political condition are beyond the control of the Company and may adversely affect its business.

Infrastructure development in Papua New Guinea is limited. In addition, the Company’s properties are located in remote areas, which may prove difficult to access. These factors may affect the Company’s ability to explore and develop its properties and to store and transport its oil and gas production. There can be no assurance that future instability in Papua New Guinea will not have a material adverse effect on the Company’s financial condition or operations.

Currency Fluctuations and Foreign Exchange

The practice of the Company is to raise its equity in United States dollars. However when the Company listed on the New Zealand stock exchange, equity was raised in New Zealand dollars. The Company maintains its accounts in both United States and New Zealand dollars. The Company’s current property acquisition and exploration commitments are denominated in United States and New Zealand dollars and, to a much lesser extent, in currencies of other countries. Papua New Guinea, in which the Company operates, may impose foreign exchange restrictions that may materially affect the Company’s financial position and results of operations in that country.

The Company has established a policy to hedge its exposure to foreign currency exchange rate risk.

Regulatory Requirements

The current and future operations of the Company, including development activities and commencement of production on its properties, require permits from various foreign and local governmental authorities, and are governed by laws and regulations relating to oil and gas exploration and development, prices, royalties, allowable production, import and export of hydrocarbons, restrictions on the withdrawal of capital from a country in which the Company is operating, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection and other matters.

The Company’s operations require licences, permits and renewals of these from various governmental authorities. Management believes that the Company currently holds or has applied for all necessary licences and permits to carry on the activities which it is currently conducting under applicable laws and regulations in respect of its properties, and also believes that the Company is complying in all material respects with the terms of such licences and permits. However, the Company’s ability to obtain, sustain or renew such licences and permits on acceptable terms is subject to changes in regulations and policies and the discretion of the applicable governments.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders to cease or curtail operations, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in oil and gas operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of oil and gas companies, or more stringent implementation of these, could have a material adverse impact on the Company and could cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new properties.

The Company believes that its operations comply with all applicable legislation and regulations and that the existence of such regulations have no more restrictive effect on the Company’s method of operations than on similar companies in the industry.

Insurance

The Company’s involvement in the exploration for and development of oil and gas properties may result in the Company becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although the Company has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not be insurable in all circumstances, or the Company may elect, in certain circumstances, not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Company. The occurrence of a significant event that the Company is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Company’s financial position, results of operations or prospects.

Labour Requirements

The Company may be required to hire and train local workers in its petroleum and natural gas operations. Some of these workers may be organised into labour unions. Any strike activity or labour unrest could adversely affect the Company’s ongoing operations and its ability to explore for, produce and market its oil and gas production.

Title Matters

The Company has investigated the rights to explore the various oil and gas properties it holds or proposes to acquire or to participate in and, to the best of its knowledge, those rights are in good standing, except PRL 4, over which the Department of Petroleum and Energy in Papua New Guinea has issued a “Notice to Show Cause” which potentially could result in the cancellation of that licence. However, the Company believes that all work required to maintain the licence has been done and a fully compliant application for renewal has been lodged. However, no assurance can be given that applicable governments will not revoke, or significantly alter the conditions of, the applicable exploration and development authorisations and that such exploration and development authorisations will not be challenged.

In all cases, the terms and conditions of the permit or licence granting the right to the Company to explore for, and develop, hydrocarbons prescribe a work programme and the date or dates by which such work programme must be done. Varying circumstances, including the financial resources available to the Company, the inability to secure equipment when required, and reliance on third party operators of permits and licences may result in the failure to satisfy the terms and conditions of a permit or licence and result in the complete loss of the interest in the permit or licence without compensation to the Company. Such terms and conditions may be renegotiated with applicable regulatory authorities, but there is no assurance that the applicable authority will agree to the renegotiation offer.

The Company does not have sole control over the future course of development in most of its properties. Such property interests are subject to joint venture and other similar agreements which can give rise to interpretive disputes with other parties who are financially interested in the property.

The Company participates in its permits or licences with other industry participants, some of whom have access to greater or less resources from which to meet their joint venture capital commitments. If the Company is unable to meet its commitments, the other joint venture participants may assume some or all of the Company’s deficiency and thereby assume a pro rata portion of the Company’s interest in any production from the joint venture area. If another participant in a joint venture, which participant has fewer resources than the Company, is unable to meet its commitments, it may delay or veto exploration or development plans which it cannot afford, or defaulting on its commitments. This may delay the Company’s desired exploration or development programme and/or lead to the Company and other participants assuming all or some of that entity’s interest, and therefore meeting a pro rata share of its required contributions (as well as receiving a pro rata share of any production).

General claims by native peoples in New Zealand and Papua New Guinea may adversely affect the rights or operations of the Company, although the Company has not received any notice of any direct challenge to any of the Company’s titles or tenures.

Non-Canadian Assets and Management

The Company is incorporated under the laws of British Columbia, Canada, but the majority of the Company’s directors and officers are residents of countries other than the Canada. Substantially all of the assets of the Company are located outside North America. Consequently, it may be difficult for Canadian investors to enforce, in Canada, judgments of Canadian courts against assets of the Company. Furthermore, it may be difficult for investors to enforce judgments of the Canadian courts based on civil liability against the Company’s non- Canadian resident officers or directors.

Public Market Risks

The Company’s shares are relatively illiquid in that they do not trade large volumes relative to other public companies. There can be no assurance that a stable market for the Company’s common shares will be maintained. If the Company fails to remain current in its filings with the SEC, Canadian and New Zealand regulatory authorities, the Company may lose any one or more of its AMEX, Canadian and New Zealand listings, which would adverseky affect the liquidity of an investment in the Company.

Dilution, Change of Control

The Company’s Articles authorise the issuance of an unlimited number of shares of common stock. The Company’s Board of Directors has the power to issue any further shares without stockholder approval, but subject to compliance with the policies of the TSX-V and AMEX. The Company’s Board of Directors may issue some of such shares to acquire further capital in order to carry out its intended operations or expand its current operations, or to provide additional financing in the future. The issuance of any such shares may result in a reduction of the book value or market price of the outstanding shares of the Company’s common shares. If the Company does issue any such additional shares, such issuance will also cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control of the Company. TSX-V policies require the Company to obtain shareholder approval of any transaction which will result in the creation of a new control person.

Conflicts of Interest

See the disclosures under the section “Directors and Officers – Conflicts of Interest” of this Form.

DESCRIPTION OF CAPITAL STRUCTURE

The authorised share capital of the Company consists of an unlimited number of Common Shares. As at March 29, 2007, 27,964,287 Common Shares are issued and outstanding and there are potentially 935,836 shares issuable pursuant to vested incentive options. As at the date of this report, the Company is progressing a private placement of approximately 2.5 million shares at a price of $1.30 per share.

The Common Shares of Austral are voting shares. The holders of Common Shares are entitled to receive dividends if, as and when declared by the Board of Directors of Austral and to one vote per share at meetings of shareholders of Austral. On the liquidation, dissolution, or winding up of Austral, all holders of Common Shares shall rank equally on the distribution of all or any part of the property and assets of Austral.

As at December 31, 2006, there were 2.5 million share warrants outstanding (terms as noted in the section “General Development of the Business” of this Form).

DIVIDENDS

The Company does not intend to pay dividends on its common shares in the foreseeable future. The future payment of dividends will depend on the earnings and financial condition of the Company and such other factors as the Board of Directors of the Company consider appropriate.

MARKET FOR SHARES

The Common Shares (“Common Shares”) of Austral are listed and quoted for trading on the TSX Venture Exchange (“TSX-V”) and the New Zealand Stock Exchange (“NZSX”) under the symbol “APX”, and in the United States on the American Stock Exchange (“AMEX”) under the symbol “AEN”.

The following table sets out the price range and trading volume of the Common Shares in respect to trading on the TSX-V for 2006.

2006	High	Low	Volume
January	2.00	1.64	173,700
February	1.71	1.60	126,380
March	2.30	1.55	180,003
April	3.47	2.29	84,953
May	3.35	1.81	50,373
June	1.81	1.36	17,634
July	1.93	1.31	29,950
August	1.80	1.37	29,220
September	1.60	1.40	222,586
October	1.46	1.46	1,300
November	1.73	1.33	24,726
December	2.28	1.90	79,399

DIRECTORS AND OFFICERS

Directors of the Company

The names, residence and position held of those persons who have served the Company since January 1, 2006, as directors of the Company are as follows:

Name	Present and Principal Occupations (last 5 years)	Positions Held	Period of Service as Director (2)
David Bennett Wellington, New Zealand	Consultant; Company Executive	Director, Chief Executive Officer(1), President (1)	Oct 30, 1996 to Sept 26, 2003; Jun 25, 2004 to May 2, 2006

Ronald Bertuzzi Vancouver, B.C., Canada	Medical Sales Consultant	Director Member, Audit Committee	Oct 2, 1992 to Oct 30, 1996 Mar 31, 1998 to present

Douglas Ellenor Surrey, B.C., Canada	Consultant; Company Executive (4)	Director Chairman, Remuneration Committee; Member, Audit Committee	January 1, 2006 to present

Peter Hill Boston, MA USA	Oil industry executive	Director Chairman, Audit Committee; Member, Remuneration Committee	January 1, 2006 to present

Garth Johnson Surrey, B.C., Canada	Company Executive	Director	May 28, 2003 to January 31, 2006

David Newman Paraparaumu Beach, New Zealand	Company Director (3)	Chairman of the Board, interim CEO(1), Director Member of Audit and Remuneration Committees	Sept 26, 2003 to present

Peter Tapper Auckland New Zealand	Retired oil industry executive	Director	Sept 26, 2003 to March 31, 2006

Richard Webber Wellington, New Zealand	Company Executive	Chief Executive Officer (1), President (1), Director	March 2, 2006 to present

(1)	Dr. Bennett resigned as CEO on December 30, 2005; Mr. Newman was appointed as interim CEO from that date, and was replaced upon Mr. Webber’s appointment on February 7, 2006. Mr. Webber subsequently resigned as CEO and a director, with effect from April 30, 2007.

(2)	The term of office of each Director will expire at the next Annual General Meeting of shareholders, to be held on or before August 2, 2007.

(3)	Mr. Newman is chairman of Infratil Limited, Wellington International Airport Limited and Loyalty New Zealand Limited.

(4)	Dr. Ellenor is a consultant to certain oil exploration and production companies, and is a director of L&M Petroleum Limited (NZSX: LMP)

Additional information concerning the Directors’ principal occupations in the last 5 years is contained in the Company’s Annual Report for the fiscal year ended 31 December 2006 in the section “Board of Directors”. A copy of the Annual Report may be obtained from www.sedar.com.

Officers of the Company

The names, residence and position held of the executive officers of the Company as at December 31, 2006 were as follows:

Names and Residences	Present and Principal Occupations (last 5 years)	Position Held in Company
Joseph Johnston Wellington, New Zealand	Petroleum Engineering Manager – Austral Pacific Energy Ltd.; Previously Oil industry contractor	Petroleum Engineering Manager

Bruce McGregor Wellington, New Zealand	Chief Financial Officer – Austral Pacific Energy Ltd.; Previously: Financial Consultant; Finance Manager – Shell (Petroleum Mining) Company Ltd	Chief Financial Officer

Carey Mills Wellington, New Zealand	Exploration Manager – Austral Pacific Energy Ltd.; Previously oil industry contractor	Exploration Manager

Jeanette Watson Wellington, New Zealand	Lawyer	Corporate Secretary

Richard Webber Wellington, New Zealand	Company Executive	Chief Executive Officer (1)

(1)	Mr. Webber was appointed as CEO on February 7, 2006, and subsequently resigned with effect from April 30, 2007.

The following executive officers resigned from the Company in the year ended December 31, 2006:

Names and Residences	Position Held in Company and resignation date
Bruce McGregor Wellington, New Zealand	Chief Financial Officer – resigned in December 2006 with effect from February 23, 2007

Security Holdings

As at March [22, 2007, the directors and executive officers of Austral, as a group, beneficially own, directly or indirectly, 463,800 Common Shares of Austral, or approximately [1.66% of the [27,964,287 issued and outstanding Common Shares at that date.

Conflicts of Interest

Interests in some petroleum properties have been acquired in conjunction with, or interests sold to TAG Oil Ltd., with which the Company had a common director until end January 2006 and has certain common principal shareholders. In addition, the Company owns shares in Rift Oil plc (approximately 0.37% of issued share capital) to whom it has transferred an interest in a Papua New Guinea exploration licence under a farm-out arrangement, and is a joint venture participant in another licence in Papua New Guinea. The Chief Executive Officer of Rift Oil plc is the spouse of the Company’s former Chief Executive Officer. The Company’s former CEO, Dave Bennett, was appointed a director of Rift Oil plc in November 2006.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

Mr. Newman serves as a director and Chairman of Infratil Limited, the parent company of Infratil Gas Limited, a greater than 10% shareholder of the Company. He is not employed by Infratil or the Company, is remunerated only in his capacity as a director of each company, and serves as chairman in a part-time capacity of both companies. The Board has determined that he does not have any “material relationship with the Company which might interfere with the exercise of his independent judgement”. He does not take part in discussions nor vote in relation to matters involving Infratil’s equity participation in the Company.

Certain of the directors of the Company are or were directors and/or officers of other corporations engaged in the petroleum exploration and development or related industries. It is possible that conflicts of interest may arise between their duties as director and/or officer of such companies, and as director or officer of the Company. The percentage participation of the Company and any other associated company in a property is determined by each board of directors of each such company independently, using the best business judgment of the Board.

Under the Company’s Articles and the relevant legislation, any such conflict of interest is required to be disclosed and any contract in which a director or officer has a material interest must be referred to the Board of Directors for approval, and the interested director will not vote on any resolution given such approval. The Company maintains confidentiality obligations over all officers, employees and consultants.

Additional information concerning interest of management and others in material transactions during fiscal 2006 is set out in Note 13 of the Company’s audited financial statements for the year ended December 31, 2006, which statements are filed on and available for download from www.sedar.com or the Company’s website, and for previous years in the Notes to the Company’s audited financial statements for each such year, as filed on and available from www.sedar.com or the Company’s website.

AUDIT COMMITTEE

The composition, and the experience and education of the members, of the Audit and Risk Management Committee are set out in the Company’s most recent Annual Report (in the sections headed “Board of Directors” and “:Corporate Governance Statement – Audit Committee”), which Report is filed on, and available from, the SEDAR website at www.sedar.com. The text of the Audit and Risk Management Committee Charter is attached as Schedule A to, and forms an integral part of, this Annual Information Form.

The Committee’s policy for the engagement of non-audit services is set out in the Charter attached hereto. The procedure used to implement this policy is to refer all requests for non-audit services to the Committee’s chairman, who reviews and determines the request.

The aggregate fees billed by the Company’s external auditor during fiscal 2005 and 2006 are:

Service Category	2006	2005
Audit Fees	$261,797	$259,972
Audit-Related Fees (1)	$15,560	$23,204
Tax Fees (2)	$38,870	Nil
All Other Fees	Nil	Nil

(1)	Audit-related fees were for assurance and related services and costs reasonably related to the performance of the audit or review of the annual statements that are not reported under “Audit Fees”.

(2)	Tax fees were for tax compliance, tax advice and tax planning provided by the Company’s external auditor.

TRANSFER AGENT AND REGISTRAR

Pacific Corporate Trust Company of Canada, at its principal offices in Vancouver, B.C. and Toronto, Ontario, and Computershare Investor Services Limited in Auckland, New Zealand are the registrars and transfer agents for the Common Shares.

MATERIAL CONTRACTS

The following contracts, other than contracts entered into in the ordinary course of the Company’s business, are material to the Company and were entered into in the 2006 fiscal year or in a previous year but are still in effect:

Document	Date	Parties	Particulars
Form of Stock Option Agreement for all vesting options granted to named directors and officers	Oct 2002	various employees, directors, and consultants; Austral	Provides for the terms of stock option grants for grants made before adoption of the 2004 and 2006 Stock Option Plans

Gas pre-payment Agreement	Apr, 2003	NGC Energy; Austral	NGC paid the Company NZ$2 million for the right of first negotiation in respect to onshore NZ gas discoveries

Settlement Agreement	Dec 2005	DJ Bennett; Austral	Records termination payment and option variations upon resignation of CEO

Variation of Settlement Agreement	Feb 2006	DJ Bennett; Austral	Varies option variations made in Settlement Agreement, by cancelling all previous options and granting 750,000 vested 2-year options

Stock Option Plan	March 2006		Stock Option Plan and grants thereunder pursuant to which 1,622,500 shares were reserved for issuance as at December 2006

Unit Subscription Agreement between the Company and investors to the Company	Oct 2006	Various; Austral	See section “General Development of the Business” of this Form

Share Sale Agreement	Oct 2006	Shareholders of Arrowhead Energy Ltd;Austral Pacific Energy (NZ) Ltd	See section “General Development of the Business” of this Form

Gas Pre-Payment Agreement	Feb 2004	NGC Energy International Resource Management Corporation	NGC paid IRM NZ$2.5 million for the right to purchase Kahili and Cheal gas at an agreed price; obligations transferred to Arrowhead Energy Ltd on purchase of Cheal and Kahili assets from IRM in Dec 05

US$ Cash Advance Agreement	Dec 2006	Investec Bank (Australia) Ltd; various Austral companies	See section “General Development of the Business” of this Form

Warrant Agreement	Dec 2006	Investec Bank;Austral	See section “General Development of the Business” of this Form; attached as Ninth Schedule of US$ Cash Advance Agreement

INTERESTS OF EXPERTS

Those persons who are named as having prepared or certified a statement, report or valuation described or included in a filing or referred to in a filing made under National Instrument 51-102 by the Company during or relating to its December 31, 2006 year, and whose profession or business gives authority to the statement report or valuation made by the person or the Company are:

-	Sproule International Limited, as to independent reports made on the Company’s reserves

-	KPMG, the Company’s auditors

To the best of the Company’s knowledge, none of these persons holds any interest in the securities of the Company.

ADDITIONAL INFORMATION

Additional information about the Company may be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Additional financial information is contained in the Company’s audited financial statements and the Company’s Management’s Discussion and Analysis (“MD&A”) for the fiscal year ended 31 December 2006, These documents were filed electronically on SEDAR on March [30, 2007 and are incorporated herein by reference and form an integral part of this Annual Information Form. Copies may be obtained from SEDAR website at www.sedar.com.

Additional information including Directors’ and Officers’ remuneration and indebtedness (if any), principal holders of the Company’s securities and securities authorised for issuance under equity compensation plans is contained in the Company’s most recent Management Proxy Circular dated March 3, 2006, filed on SEDAR, and which will be updated for the Company’s Annual General Meeting in 2007. A copy of the Circular may be obtained from the SEDAR website at www.sedar.com.

The Company will provide to any company or person, upon request to the Secretary of the Company at its offices, a copy of this (its most recent) Annual Information Form, its Annual Report (which includes the Company’s audited financial statements and MD&A for the year ended December 31, 2006),, its most recent Management Proxy Circular, financial statements including auditors’ report, and/or MD&A, provided that the Company may make a reasonable charge for copying and mailing if the request is made by a company or person who is not a security holder of the Company. Such information is also available for download free of charge from the SEDAR website, as above, and from the Company’s website at www.austral-pacific.com